EXPENSE LIMITATION AGREEMENT

August 1, 2012

First Investors Management Company, Inc.
110 Wall Street
New York, NY 10005

Dear Ladies and Gentlemen:

As investment adviser to First Investors Income Funds (“Trust”), First Investors Management Company, Inc. (“Advisor”), agrees to limit its fees and/or reimburse expenses of First Investors International Opportunities Bond Fund, a separate series of the Trust (“Fund”), to the extent that the annual operating expenses of the Class A shares of the Fund exceed the limitation (“Expense Limitation”) set forth in Attachment A (“Agreement”).  For purposes of this Agreement, annual operating expenses shall not include interest expenses, taxes, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales and extraordinary expenses, such as litigation expenses.

For a period not to exceed three (3) years from the date the Advisor limits a fee or pays an expense hereunder, the Advisor may, in its discretion, recover such fee or expense from the Fund to the extent that total annual operating expenses for the Fund on the date of recovery do not exceed the expense limitations set forth in Attachment A.

Advisor agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment.  No trustees, officers, employees, agents or shareholders of the Trust shall be personally liable for performance by the Fund under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling.  Any amendment to this Agreement shall be in writing signed by the parties hereto.  Subject to approval by the Advisor, this Agreement may be amended or terminated by the Trust’s Board of Trustees without the approval of Trust shareholders.

Very truly yours,

FIRST INVESTORS INCOME FUNDS

By: /s/ Christopher H. Pinkerton
Name: Christopher H. Pinkerton
Title: President

FIRST INVESTORS MANAGEMENT COMPANY, INC.

By: /s/Derek Burke
Name: Derek Burke
Title: President

Attachment A

Expense Limitation
(as a percent of average daily net assets)

Fund	Class A	Expense Limitation Period Ends

First Investors International Opportunities Bond Fund	1.30%	January 31, 2014

Dated:  August 1, 2012